SETTLEMENT AGREEMENT

AND

RELEASE

This Settlement Agreement and Release (the “Agreement”) is entered into as of the 25th day of November, 2015, by and between Sack Lunch Productions, Inc., a Utah Corporation (“SAKL”) and Richard Surber, the CEO, President and a Director of SAKL (“Surber”), hereinafter referred to in the singular as a (“Party”), and jointly as the (“Parties”).

RECITALS

A. WHEREAS, the Parties are involved in an employer and employee relationship, during which Surber has agreed to defer salary that SAKL had agreed to pay to Surber and that Surber has agreed to settle and compromise that compensation obligation as an accommodation to SAKL and to resolve the outstanding obligation for the benefit of both parties; and

B. WHEREAS, the Parties are willing to accept, as full and final satisfaction, the actions and conditions as set forth herein to resolve all claims for compensation that have been or may have been asserted by Surber against SAKL as of the30th day of September, 2015; and

C. WHEREAS, the Parties desire, in exchange for the releases and promised delivery designated herein, to release and discharge any and all claims for compensation owed to Surber as of the 30th day of September, 2015 and to resolve all compensation claims outstanding between them, now existing, without the necessity of further claims, payments or exchanges;

NOW THEREFORE, in consideration of the mutual covenants contained herein, which are acknowledged to be good and valuable consideration, the Parties agree as follows:

1.	SAKL shall deliver to Surber or his designees, within 14 days of the date of the Agreement, 52,569,350 (Fifty Two Million Five Hundred Sixty Nine Thousand Three Hundred Fifty) shares of the Common Stock of SAKL which delivery Surber agrees to accept as full payment and satisfaction of the obligations of SAKL and its related business operations due to Surber as compensation, which shares Surber agrees to accept as full payment and satisfaction of the obligations of SAKL to him as compensation due as of 30th day of September, 2015. The value of the settlement is agreed by the Parties to be in the amount of $1,051,387.

2.	Surber agrees to accept restricted shares, bearing a restrictive legend as set forth herein. SAKL agrees that it shall indemnify and fully protect the shares issued pursuant to this Agreement against any attempt to reduce the number of shares through any corporate action, including any reduction exceeding a factor of two (2) of the common shares, and shall replace and/or maintain the number of shares issued pursuant to this agreement at the same number of shares for a period of three years from the date hereof to Surber and his assignees.

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3.	Surber and SAKL shall each release and discharge the other from any and all charges, claims and rights that were asserted or could have been asserted as to the other party upon the execution and performance provided for herein, including the full release by Surber and SAKL, respectively, of all claims based upon compensation owed to Surber.

4.	Except as expressly set forth in this agreement, each of Surber and SAKL hereby releases, acquits and forever discharges the other, including each SAKL’s present and former officers, directors, members, employees, affiliates, owners, partners, attorneys, agents, successors and assigns, of and from any and all claims, demands, promises, costs, damages, expenses and/or causes of action of any nature whatsoever, which exist or may exist, as of the date of this Agreement limited to, those claims which are made or could be made as a claim for compensation by Surber, whether known or unknown, liquidated or contingent.

5.	The Parties acknowledge and agree that this Agreement is entered into in settlement and compromise of any potential claims and shall not constitute an admission of any evidence of wrongdoing by any Party, and that each Party denies any liability to any other Party to this Agreement.

6.	SAKL hereby acknowledges and approves Surber’s instructions to distribute the shares as follows: 13,142,337 shares to Richard Surber, 13,142,337 shares to David Wulf, 13,142,337 shares to John Malfatto, and 13,142,337 shares to Taylor R. Gourley.

7.	Should legal action be necessary to enforce, construe, rescind, terminate or recover for the breach of the provisions of this Agreement, the prevailing Party shall be entitled to recover all costs of suit, including reasonable attorney’s fees.

8.	This Agreement shall be governed by and construed in accordance with the Laws of the State of Utah.

9.	The individuals signing this Agreement warrant that they have full authority to bind their principals as defined herein as parties to this Agreement.

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IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first above written.

RICHARD SURBER, PERSONALLY		SACK LUNCH PRODUCTIONS, INC

By:	/s/ Richard Surber	By	/s/ Richard Surber. CEO
Richard Surber, Personally

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